Exhibit 99.1

Dominion Diamond Corporation Reports Updated Reserve and Resource Statement for the Diavik Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--March 8, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) is pleased to release an updated reserve and resource statement for the Diavik Diamond Mine.

The tables below summarize the mineral reserves and mineral resources at the Diavik Diamond Mine as at December 31, 2015, expressed in millions of tonnes, carats per tonne, and millions of carats.

The mineral reserves shown here account for all depletions due to production and sampling to December 31, 2015. The mineral reserves also include forecasted mining losses and dilution. Underground mining dilution and losses have been assessed regularly since the production ramp-up began in 2010. Because more than one mining method is underway in the underground mine, dilution and losses are a function of the method used, experience and observation. The future A-21 open pit is expected to have dilution and losses similar to those achieved during Diavik’s first decade as an open pit operation.

New data from surveying along with the results of new samples taken in active mining areas were incorporated into the latest reserve and resource models in calendar 2015. There were 3 new samples taken in A-154 South, 16 new samples taken in A-418 and 4 new samples taken in A-154 North. Beyond the active mining areas of A-154 North, a further 53 samples were collected from a drilling campaign to access deeper regions. This resulted in the amount of A-154 North probable reserves more than doubling to approximately 4.7 million tonnes (11.1 million carats) through the promotion of inferred resources and the addition of new kimberlite at depth.

A-21 is in development as an open pit and is on track to commence ore production in the second half of 2018.

Totals may not add up exactly due to rounding. The values shown are on a 100% basis of the Diavik Diamond Mine.

Mineral Reserves at Diavik Diamond Mine – December 31, 2015 (100% basis)

Kimberlite Pipes		PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
	Type	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A-154 South	UG	0.3	3.2	1.1	1.2	3.4	4.0	1.5	3.3	5.1
A-154 North	UG	4.1	2.4	9.7	4.7	2.4	11.1	8.8	2.4	20.8
A-418	UG	2.6	4.1	10.9	2.0	2.9	5.8	4.6	3.6	16.7
A-21	OP	3.7	2.7	10.0	-	-	-	3.7	2.7	10.0
Stockpile	N/A	0.1	3.5	0.3	-	-	-	0.1	3.5	0.3
Sub-Total – Underground		7.1	3.1	21.7	7.9	2.7	20.9	14.9	2.9	42.6
Sub-Total – Open Pit		3.7	2.7	10.0	-	-	-	3.7	2.7	10.0
Sub-Total – Stockpile		0.1	3.5	0.3	-	-	-	0.1	3.5	0.3
Total Reserves		10.8	3.0	32.0	7.9	2.7	20.9	18.7	2.8	52.8
Note: Totals may not add up due to rounding.

The mineral reserves estimate reflects a bottom screen size of 1 mm. Stockpiles are minor run-of-mine stockpiles that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

Mineral Resources at Diavik Diamond Mine – December 31, 2015 (100% basis)

Kimberlite Pipes		MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
	Type	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A-154 South	UG	-	-	-	-	-	-	0.3	3.0	0.8
A-154 North	UG	-	-	-	-	-	-	0.5	2.4	1.2
A-418	UG	-	-	-	-	-	-	0.3	2.4	0.7
A-21	OP	-	-	-	0.4	2.6	1.0	0.8	3.0	2.3
Total Resources		-	-	-	0.4	2.6	1.0	1.8	2.8	5.0
Note: Totals may not add up due to rounding.

The mineral resources estimate reflects a bottom screen size of 1 mm. Mineral resources are exclusive of mineral reserves and have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Qualified Person
The reserve and resource information for the Diavik Diamond Mine set out in this release was prepared by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines (2012) Inc. and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. The Qualified Person has verified the data disclosed, and the data underlying the information contained herein.

Forward-Looking Information
Certain information included herein, including information about mining activities and other plans at the Diavik Diamond Mine and the commencement of production from the A-21 open pit, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Diavik Diamond Mine; mining, production, construction and exploration activities at the Diavik Diamond Mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, Manager, 416-205-4380
Investor Relations
kstamm@ddcorp.ca